Exhibit 20.1
PARTNERS FIRST CREDIT CARD MASTER TRUST

EXCESS SPREAD ANALYSIS—OCTOBER 2002

Series	1998-3
Deal Size	$750 MM
Expected Maturity	07/15/03

Yield	14.95%
Less: Coupon	1.89%
Servicing Fee	1.41%
Net Credit Losses	6.62%
Excess Spread:
October-02	5.03%
September-02	4.60%
August-02	6.11%
Three month Average Excess Spread	5.25%

Delinquencies:
30 to 59 Days	1.85%
60 to 89 Days	1.29%
90 + Days	2.30%
Total	5.44%

Payment Rate:	9.67%